

SECURIT 05041774 N

VF 5-11-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAY 05 2005 PROCESSING SECTION WASH.

| SEC FILE NUMBER |
|---|
| 8- 66085 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/15/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 E. Cary Street Suite 300
(No. and Street)

Richmond (City) Va (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy D. Black 804.521.3345
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company LLC
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Glen Allen (City) Va (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/5/05

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Thomas H. Tullidge, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

My commission expires 12/31/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*
*From Regulation Date*
*December 15, 2003*
*Through December 31, 2003*
*and Year Ended*
*December 31, 2004*

# *Cary Street Partners LLC*

*Cary Street Partners LLC*

## *Contents*

## *Report of Independent Auditors*

Board of Managers
*Cary Street Partners LLC*

We have audited the accompanying balance sheet of *Cary Street Partners LLC* as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of *Cary Street Partners LLC*. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Cary Street Partners LLC* as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Richmond, Virginia
February 5, 2005 except for
Notes 1 and 8 which are dated
April 20, 2005

*Cary Street Partners LLC*

*Balance Sheet*

| December 31, | | 2004 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ | 354,238 |
| Accounts receivable | | 54,930 |
| Due from Parent | | 10,000 |
| **Total current assets** | | 419,168 |
| **Property and equipment - net** | | 60,366 |
| | $ | 479,534 |
| **Liabilities and Member's Equity** | | |
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ | 35,164 |
| Accrued compensation | | 208,417 |
| **Total liabilities** | | 243,581 |
| **Member's equity** | | 235,953 |
| | $ | 479,534 |

*The accompanying notes are an integral part of these financial statements.*

*Cary Street Partners LLC*

*Statements of Operations*

**Year Ended December 31, 2004 and Period Beginning at Regulation Date (December 15, 2003) through December 31, 2003**

| | 2004 | 2003 |
|---|---|---|
| **Revenue** | | |
| Advisory income | $ 735,000 | $ 5,000 |
| **Operating expenses** | | |
| Salaries and related costs | 808,567 | 27,559 |
| Occupancy and equipment cost | 97,356 | 2,424 |
| Other operating expenses | 76,973 | 1,234 |
| Promotion cost | 28,596 | 501 |
| Communications | 17,765 | 797 |
| Office supplies and postage | 11,342 | 351 |
| | 1,040,599 | 32,866 |
| **Loss from operations** | (305,599) | (27,866) |
| **Other income** | | |
| Interest income | 1,501 | 165 |
| **Net loss** | $ (304,098) | $ (27,701) |

*The accompanying notes are an integral part of these financial statements.*

*Cary Street Partners LLC*

*Statements of Changes in Member's Equity*

**Year Ended December 31, 2004 and Period Beginning at Regulation Date (December 15, 2003) through December 31, 2003**

| | | |
|---|---|---|
| **Balance - December 15, 2003** | $ | 457,752 |
| Net loss | | (27,701) |
| **Balance - December 31, 2003** | | 430,051 |
| Net loss | | (304,098) |
| Contributions to member's equity | | 110,000 |
| **Balance - December 31, 2004** | $ | 235,953 |

*The accompanying notes are an integral part of these financial statements.*

*Cary Street Partners LLC*

*Statements of Cash Flows*

**Year Ended December 31, 2004 and Period Beginning at Regulation Date (December 15, 2003) through December 31, 2003**

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (304,098) | $ (27,701) |
| Adjustments to reconcile to net cash from operating activities: | | |
| Depreciation | 25,612 | 758 |
| Capital contribution in lieu of guaranteed payment | 37,500 | - |
| Change in: | | |
| Accounts receivable | 8,307 | (5,000) |
| Due from Parent | (10,000) | - |
| Accounts payable and accrued expenses | 35,054 | (23,352) |
| Accrued compensation | 125,001 | (69,473) |
| Prepaid expenses | 2,308 | 1,621 |
| Other current assets | - | (9,364) |
| **Net cash from operating activities** | (80,316) | (132,511) |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (18,733) | (16,883) |
| **Cash flows from financing activities** | | |
| Contributions to member's equity | 70,000 | - |
| **Change in cash and cash equivalents** | (29,049) | (149,394) |
| **Cash and cash equivalents - beginning of period** | 383,287 | 532,681 |
| **Cash and cash equivalents - end of period** | $ 354,238 | $ 383,287 |

*The accompanying notes are an integral part of these financial statements.*

**December 31, 2004 and 2003**

## 1. Organization and Nature of Business

*Cary Street Partners LLC* (Company), a Virginia Limited Liability Company was formed in 2002, under the laws of the Commonwealth of Virginia. The Company's original name, upon formation in September 2002, was TBD Capital Markets LLC. Revenues are earned primarily from financial consulting and advisory services.

On January 1, 2004, the Company entered into an Exchange Agreement (Agreement) with Cary Street Partners Holdings, LLC (Holdings). Under the Agreement, the Company's members transferred their membership interests to Holdings in exchange for Holdings membership interests. Effective January 1, 2004, Holdings owns 100% of both Cary Street Partners LLC and Cary Street Partners Investment Advisory, LLC (affiliates). The Company and its affiliates have an expense-sharing arrangement explained in Note 7.

## 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Income Tax Status

As a limited liability company, all income, losses and credits are passed through to the member. Consequently, no provision for federal income taxes is included in the financial statement.

**Property and Equipment**

Property and equipment is stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year's revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Computer equipment | 3 years |

**Concentration of Credit Risk**

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts and notes receivable are reviewed routinely for collectiblity and an allowance for bad debts is established, if necessary. Revenues earned from seven clients comprised 99% of the Company's total revenues during the year ended December 31, 2004.

### Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates which may have an impact on future periods.

### Revenue

Revenue consists of advisory income that is recorded when earned in accordance with the terms of the related engagement.

### Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2004.

Cash and cash equivalents, receivables, and liabilities are carried at cost, which approximates fair value.

## 3. Property and Equipment

Property and equipment consist of the following at December 31, 2004:

| | | |
|---|---|---|
| Computer equipment | $ | 69,669 |
| Furniture and fixtures | | 37,929 |
| | | 107,598 |
| Less - accumulated depreciation | | (47,232) |
| | $ | 60,366 |

## 4. Member's Equity

The Company is a single member LLC in which 100% of the ownership interest is held by Cary Street Partners Holdings, LLC. Member's capital includes both initial contributed amount of $100,000 and an additional $110,000 which was contributed in 2004. The 2004 contribution consists of a cash contribution of $70,000, and non-cash contributions in the amount of $40,000, consisting of a contribution in lieu of guaranteed payment of $37,500 due to a managing director who is also a member of Cary Street Partners Holdings, LLC, and donated furniture and fixtures of $2,500.

## 5. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $110,657, which was $94,418 in excess of its net capital requirement of $16,329. The Company's net capital ratio was 2.20 to 1 as of December 31, 2004.

## 6. Long-Term Leases

The Company leases office space in Richmond, Virginia under an operating lease agreement that expires in February 2006. The company also sub-leases office space in Atlanta, Georgia under an operating lease agreement that expires in September 2005, and leases a copier under another operating lease agreement that expires in December 2005. The total rent expense for these leases totaled approximately $69,970 for 2004.

Future commitments under noncancelable operating leases are as follows:

| | |
|---|---|
| 2005 | $ 86,890 |
| 2006 | 7,960 |
| | $ 94,850 |

## 7. Related Party Transactions

Certain expenses are incurred by either the Company or its affiliates, and then allocated based on an expense-sharing agreement. The agreement provides for specifically identifiable expenses to be allocated to the responsible entity, salaries and related costs to be shared based upon personnel requirements, and non-allocable infrastructure expenses to be shared equally between the Company and Cary Street Partners Investment Advisory, LLC. Pursuant to the terms of the expense-sharing agreement, the Company was reimbursed approximately $24,300 by its affiliates, for expenses paid on their behalf, and the Company reimbursed its affiliates a total of $425,750 for its share of expenses.

The Company entered into a three year lease in February 2003 for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a partner in Shockoe Properties, LLC. Rent under this lease approximates $62,000 in 2004.

In 2004, the Company represented NTC Communications (NTC) in the sale of NTC to Shenandoah Telecommunications, Inc. This transaction was closed on November 30, 2004. For its services, the Company received a fee of $250,000. A Managing Director of the Company was Chairman of the Board of NTC and also a shareholder of NTC. Of the fee paid to the Company, $100,000 was paid by this Managing Director of the Company, while the balance was paid by NTC and other shareholders.

The Company has entered into agreements with managing directors for guaranteed payments. Two agreements are unpaid, and are reflected as accrued compensation ($208,417) at December 31, 2004.

## 8. Regulation Period Beginning at December 15, 2003 through December 31, 2003

The Company became registered with the Securities and Exchange Commission as a broker-dealer December 15, 2003. Subsequent to issuance of the initial audit report for the year ended December 31, 2004, additional procedures were performed to include the activity beginning with this effective date of regulation, December 15, 2003, through December 31, 2003.

* * * * *

## *Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission*

Board of Managers
*Cary Street Partners LLC*

We have audited the accompanying financial statements of ***Cary Street Partners LLC*** as of and for the year ended December 31, 2004, and have issued our report thereon dated February 5, 2005, except for the period identified in Note 8, as to which the date is April 20, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
February 5, 2005

## *Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1*

| December 31, 2004 | | |
|---|---|---|
| **Member's equity** | | |
| Member's equity qualified for net capital | $ | 235,953 |
| **Nonallowable assets and miscellaneous capital charges** | | |
| Nonallowable receivables | | 54,930 |
| Fixed assets - net | | 60,366 |
| Other assets | | 10,000 |
| | | 125,296 |
| **Net capital** | $ | 110,657 |
| **Amounts included in total liabilities which represent aggregate indebtedness** | | |
| Accounts payable and accrued liabilities | $ | 243,581 |
| **Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)** | $ | 16,239 |
| **Net capital in excess of minimum requirements** | $ | 94,418 |
| **Ratio of aggregate indebtedness to net capital** | | 2.20 to 1 |

**Note** There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2004.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

*See report of independent auditors.*

## *Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption under SEC Rule 15c3-3*

Board of Managers
*Cary Street Partners LLC*

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***Cary Street Partners LLC*** (Company), for the period beginning at Regulation date (December 15, 2003) though December 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
February 5, 2005, except for the period identified in
Note 8, which is dated
April 20, 2005